Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 24, 2015

Relating to Preliminary Prospectus Supplement dated March 23, 2015

Registration No. 333-183729

WHITING PETROLEUM CORPORATION

PRICING TERM SHEET

This pricing term sheet of Whiting Petroleum Corporation relates only to the offering of its common stock described in, and should be read together with, the preliminary prospectus supplement, dated March 23, 2015 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Whiting Petroleum Corporation’s Registration Statement on Form S-3, as amended (File No. 333-183729), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the common stock offered thereby.

Number of shares offered:	35,000,000 shares

Underwriter’s option:	The Company has granted the underwriter a 30-day option to purchase an additional 5,250,000 shares at the public offering price, less underwriting discounts and commissions

Public offering price:	$30.00 per share

Approximate net proceeds to the Issuer after underwriting discounts and commissions:	$1 billion

Concurrent Offerings:

Substantially concurrently with this offering of common stock we have priced a private unregistered offering (the “Concurrent Convertible Notes Offering”) of $1.0 billion aggregate principal amount of 1.25% convertible senior notes due 2020 (the “convertible notes”) at par and expect to receive net proceeds after deducting initial purchaser’s discounts and commissions of $980.0 million. We have also granted the initial purchasers a 30-day option to purchase an additional $250 million aggregate principal amount of convertible notes from us. In addition, we have commenced a private unregistered offering (the “Concurrent Senior Note Offering” and together with the Concurrent Convertible Note Offering, the “Concurrent Offerings”) of senior notes due 2023 (the “senior notes”) in an aggregate principal amount of $750 million. The terms of the Concurrent Senior Note Offering, including the offering size and interest rate, are not final and are subject to change.

The net proceeds from this offering and the Concurrent Convertible Notes Offering are approximately $2 billion (or approximately $2.3 billion if the underwriter in such offering exercises in full its option to purchase additional shares). After giving effect to the use of such net proceeds (but not to the receipt of proceeds from the Concurrent Senior Notes Offering) to pay down amounts outstanding under the Credit Agreement, we would have had availability of approximately $2.6 billion under the revolving credit facility of the Credit Agreement.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the convertible notes or the senior notes.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CONTACTING J.P. MORGAN SECURITIES LLC, C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, VIA TELEPHONE AT (866) 803-9204, OR BY EMAILING PROSPECTUS-EQ_FI@JPMCHASE.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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